1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 17, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
SECOND NOTIFICATION ANNOUNCEMENT ON THE CONVENING OF
THE 4TH SPECIAL GENERAL MEETING AND THE 1ST CLASS MEETING OF
THE HOLDERS OF A SHARES FOR 2007 OF ALUMINUM CORPORATION OF CHINA LIMITED

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the notification announcement published by the Company on the convening of the 4th Special General Meeting and the 1st Class Meeting of the Holders of A Shares for 2007 on China Securities Journal, Shanghai Securities News and the website of the Shanghai Stock Exchange on 27 August 2007. The Company hereby republishes a notice to the shareholders' general meeting in accordance with the Certain Requirements on Strengthening Protection of Interest of Public Shareholders issued by China Securities Regulatory Commission as a network voting platform will be provided to public shareholders through the trading system of the Shanghai Stock Exchange for the shareholders' general meeting.

Special Notice:

The proposal of the merger of Baotou Aluminum Co., Ltd. ("Baotou Aluminum") with Aluminum Corporation of China Limited ("Chalco", the "Company") is subject to the approval by shareholders of the Company in the respective special general meeting, the class meetings of holders of A Shares and the class meeting of the holders of H Shares as well as the general meeting of Baotou Aluminum; and filings be made to the State-owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission for approval. In addition, it is subject to the granting of exemption for Aluminum Corporation of China ("Chinalco") and parties acting in concert with it from making a general offer to be approved by the shareholders of the Company and the China Securities Regulatory Commission pursuant to the relevant laws and regulations of the PRC; as well as the granting of exemption for Chinalco and parties acting in concert with it from making a general offer to be approved by the holders of H Shares of the Company and the Securities and Futures Commission of Hong Kong.

1.	Time of the Meeting

Time for Convening of Meeting:

The 4th Special General Meeting for 2007: 2:00 p.m. on 12 October 2007

The 1st Class Meeting of the Holders of A Shares for 2007: 2:30 p.m. on 12 October 2007

Time of network voting: 9:30 - 11:30, 13:00 - 15:00 on 12 October 2007

2.	Venue of the Meeting

The conference room of the Company's headquarter office at No.62 North Xizhimen Street, Haidian District, Beijing

3.	Method of the Meeting

The shareholders and shareholders' proxies may vote by way of on-site voting, voting by appointing the Board and network voting, and the public shareholders may exercise their voting rights through the trading system of Shanghai Stock Exchange during the trading hours.

4.	Topic of the Meeting

Proposals at the 4th Special General Meeting for 2007

(1)	The proposal for consideration of the share swap merger of Baotou Aluminum Co., Ltd. with the Company through issuing new A Shares and execution of the Agreement on the Share Swap Merger.

(2)	The proposal for consideration of the amendments to the Articles of Association due to the share swap merger of Baotou Aluminum Co., Ltd. with the Company through issuing new A Shares.

(3)	The proposal for amendments to Article 99 to the Article of Association of the Company

(4)	The proposal for approval of the granting of exemption for Chinalco and parties acting in concert with it from making a general offer pursuant to the relevant laws and regulations of the PRC

(5)	The proposal for authorization to the Execution Board of the Company to handle relevant matters of the share swap merger at its sole discretion

(6)	The proposal for interim dividend distribution plan for 2007

(7)	The proposal for distribution of the undistributed profit for 2006 of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd.

(8)	The proposal for adjustment of the waiver limit of connected transactions on mutual supply of products and services

Proposals at the 1st Class Meeting of the Holders of A Shares for 2007

(1)	The proposal for the share swap merger of Baotou Aluminum Co., Ltd. with the Company through issuing new A Shares and execution of the Agreement on the Share Swap Merger

All voting by the holders of A shares on No.1 to No.8 proposals at the 4th Special General Meeting shall be deemed as the same at the 1st Class Meeting of the Holders of A shares for 2007 on the respective proposals.

5.	Operating procedures of network voting for public shareholders

The operating procedures of network voting for the public shareholders are similar to those for trading of shares, detailed of which are set out in the appendix.

6.	Record date

The record date for the 4th Special General Meeting and the 1st Class Meeting of the Holders of A shares is 12 September 2007. All holders of A shares whose name appear on the register of members of the Company as at the record date are entitled to attending the Special General Meeting and the 1st Class Meeting of the Holders of A Shares and also entitled to network voting during the specified trading hours.

7.	Notes to relevant events

(1)

There is only one choice of voting method for one share: either on-site voting, network voting or otherwise in compliance with provisions. In case of repetitive voting by a same share through on-site voting or otherwise, the on-voting shall prevail. In case of repetitive voting by a same share through appointing the Board and network voting, the voting through appointing the Board shall prevail.

(2)	In case of repetitive voting by a same share through the same way, the first voting shall prevail.

(3)

Attention of investors should be drawn to that information relating to the 4th Special General Meeting and the 1st Class Meeting of the Holders of A Shares has been published on the website of the Shanghai Stock Exchange on 27 August 2007.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, 16 September 2007

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Helmut Wieser and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

Appendix: Operating Procedures of Network Voting for the Holders of A Shares

Appendix:

Operating Procedures of Network Voting for the Holders of A Shares

I.	Voting Procedures

1.	Voting Code

Voting Code	Abbreviation for Voting	Number of Proposals for Voting	Note
788600	Chalco Voting	8	A Shares

2.	Proposals for Voting

Abbreviation of the Company	No. of Proposal.	Content of Proposal	Correspondent bidding price
Chalco	1	The proposal for the share swap merger of Baotou Aluminum Co., Ltd. with the Company through issuing new A Shares and execution of the Agreement on the Share Swap Merger	RMB1.0
	2	The proposal for amendments to the Articles of Association due to the share swap merger of Baotou Aluminum Co., Ltd. with the Company through issuing new A Shares.	RMB2.0
	3	The proposal for amendments to Article 99 to the Article of Association of the Company	RMB3.0
	4	The proposal for approval of the granting of exemption for Chinalco and parties acting in concert with it from making a general offer pursuant to the relevant laws and regulations of the PRC	RMB4.0
	5	The proposal for authorization to the Execution Board of the Company to handle relevant matters of the share swap merger at its sole discretion	RMB5.0
	6	The proposal for interim dividend distribution plan for 2007	RMB6.0
	7	The proposal for distribution of the undistributed profit for 2006 of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd.	RMB7.0
	8	The proposal for adjustment of the waiver limit of connected transactions on mutual supply of products and services	RMB8.0

3.	Fill Voting Opinions under "Trusted Shares"

Type of Voting Opinion	Correspondent Number of Shares Declared
For	1share
Against	2 share
Abstaining	3 share

II.	Voting Example

If an investor holding A shares of "Chalco" after the close of business for A share market on 12 September 2007 (being the Record Date) intends to vote for a certain proposal through network voting, taking Proposal 1 - "The proposal for the share swap merger of Baotou Aluminum Co., Ltd. with the Company through issuing new A Shares and execution of the Agreement on the Share Swap Merger" for example, the declarations should be made as follows:

Voting Code	Abbreviation for Voting	Number of Proposals for Voting	Note
788600	Chalco Voting	1.00	1 share

If an investor holding A shares intends to vote against a certain proposal through network voting, taking Proposal 1 - "The proposal for the share swap merger of Baotou Aluminum Co., Ltd. with the Company through issuing new A Shares and execution of the Agreement on the Share Swap Merger" for example, it only needs to change the aforesaid Number of Shares Declared into 2 shares, while the other declaration contents are the same.

If an investor holding A shares intends to abstain from voting on a certain proposal through network voting, taking Proposal 1 - "The proposal for the share swap merger of Baotou Aluminum Co., Ltd. with the Company through issuing new A Shares and execution of the Agreement on the Share Swap Merger" for example, it only needs to change the aforesaid Number of Shares Declared into 3 shares, while the other declaration contents are the same.

III.	Notes for Voting

1.	In case that there are more than one proposal to resolve in general meeting, declaration to the proposals can be processed in any order but the declaration to vote cannot be cancelled.

2.	One proposal cannot be declared and voted more than one time. In case of repetitive declaration, the first one shall prevail.

3.	Any declarations that are not compliant with above requirements or are incomplete are taken as invalid and excluded from the voting calculation.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary